# Implementing savings, executing growth

ArcelorMittal

Aditya Mittal, CFO and GMB Member Flat Carbon Europe

Investor Day - 23 September 2011



# Disclaimer

ArcelorMittal

**Forward-Looking Statements**

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

# Today's agenda

ArcelorMittal

- Outlook and strategy
  - Core strength, sustainable growth
  - Implementing savings, executing growth
- Mining
  - Building a World-Class Mining business
  - Mining: a commercial approach
- Value-added leadership
  - ArcelorMittal Research and Development
  - Leadership in the Automotive steel market

# Implementing savings, executing growth

ArcelorMittal

- ArcelorMittal continues to generate good levels of EBITDA, despite relatively low operating rates
- But… if 2012 were to see recession, EBITDA should be higher than 2009 largely due to Management gains, and our expanding mining business
- New sustainable $1bn Asset Optimisation Plan will further support EBITDA in 2012/13
- We expect net debt* to return to target levels of <$22.5bn by mid-2012
- We are focused on sustainability of growth and returns rather than near term cash preservation

**ArcelorMittal is well placed to respond to evolving markets**

* Net debt refers to long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments

# Strategic priorities remain in place

ArcelorMittal

- Preserve balance sheet strength
- Maintain and improve cost-competitive position
- Exploit our mining resource base
- Execute organic growth opportunities in emerging markets

Our strategy remains consistent

# EBITDA drivers

ArcelorMittal



# Near term EBITDA outlook solid

ArcelorMittal

- Q3’11 EBITDA is still expected to be approximately $2.4bn - $2.8bn
- 2H’11 EBITDA is expected to be stronger than 2H’10
  - Steel shipments are expected to be above 2H 2010 levels
  - 10% volume growth for iron ore and 20% for coking coal for FY’11 vs FY’10
  - → 2H’11 Group EBITDA/tonne expected to exceed 2H’10 level
- Q3’11 net debt and working capital requirements to remain stable

Group EBITDA (US$mn)



10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
2H
1H
2H
1H
3Q
1H
Mid point of
3Q guidance
2009
2010
2011

2H’11 EBITDA still expected to show improvement over 2H’10 EBITDA

# 2012 supported by management gains

ArcelorMittal

- Management gains will contribute more to EBITDA than it did in 2009



Contribution of management gains to EBITDA (US$bn)
$5bn
$4bn
$4bn
$3bn
$3bn
$2bn
$2bn
$1bn
$1bn
$0bn
1.9
4.0*
Greater contribution from management gains
2009
2012

**Management gains will have a significantly higher contribution to EBITDA in 2012 than in 2009**

*This assumes that we exit 2011 with management gains of $4bn and make no further progress in 2012; at end of 2Q'11 $3.6bn had been achieved and end-2012 target remains $4.8bn

# 2012 supported by Asset Optimisation

ArcelorMittal

- Focus on "Core" assets will ensure lowest cost footprint achieved and yield significant savings; target $1bn by end-2012



Expected Contribution of Asset Optimisation Plan to EBITDA (US$mn)
1,200
1,000
800
600
400
200
-
2011
2012
2013

**Asset Optimisation Plan will further support EBITDA in 2012**

# 2012 supported by Mining

ArcelorMittal

- Mining segment generated $656mn EBITDA in 2009 as volumes and prices fell
- 2012 “marketable” iron ore volumes expected to be ~40% above 2009 levels
- So even under 2009 price conditions the mining segment should generate over $1.1bn of EBITDA in 2012



Mining segment “Marketable Shipments” (million tonnes)
35
30
25
20
15
10
5
0
7
6
5
4
3
2
1
0
2009
2010
2011F
2012F
Iron ore (LHScale)
Coal (RHScale)

**Additional marketable tonnes add further support to EBITDA vs. 2009**

# Balance sheet drivers

ArcelorMittal



# Net debt driven by working capital

ArcelorMittal

- Increase in net debt post-crisis largely due to investment in working capital



Net debt
Working Capital
30,000
25,000
20,000
15,000
10,000
5,000
0
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11

**Over the past 6 quarters we invested $7.2bn in working capital**

# "Crisis" scenarios typically release working capital

ArcelorMittal

- Working capital driven largely by inventories



Balance sheet inventory (US$ billion)
30
25
20
15
10
5
0
Sep-08
Nov-08
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09
Jan-10
Mar-10
May-10
Jul-10
Sep-10
Nov-10
Jan-11
Mar-11
May-11

10% change in prices → +/-$1.7bn Impact on WC

10% change in volumes → +/-$2.0bn Impact on WC

**The more challenging the environment the more significant the likely working capital release**

# Net debt scenarios

ArcelorMittal

- We expect to achieve net debt target of <$22.5bn by mid 2012

The following financial metrics are for illustrative purposes only and should not be construed as guidance

| Economic Scenarios | EBITDA | Working Capital | Net Debt | ND/EBITDA |
|---|---|---|---|---|
| Low growth* | Greater than 2011 | Neutral | <$22.5bn | ≤2.0 |
| Recession* | Lower than 2011 but above crisis | Release | <$22.5bn | >2.0 but <3.0 |
| 2009-type crisis | 2009 Level + Delta Management Gains + Mining Growth | Significant Release | <$22.5bn | <3.0 |

- Under these economic scenarios:
  - → we expect to achieve our net debt target by mid-2012
  - → we retain significant headroom to the 3.5x net debt/LTM** EBITDA covenants on our liquidity lines

**Net debt is expected to decline under these scenarios**

* Low-growth scenario suggests low single-digit growth in developed world apparent steel consumption (ASC); a consumer-sentiment driven technical recession could lead to a low single-digit decline in developed world ASC; a deeper Euro-debt crisis with negative YoY GDP growth could see low double-digit decline in developed world ASC ** LTM refers to last twelve months

# Funding diversified and maturities lengthened

ArcelorMittal

**Debt Maturity breakdown 30 September 2008**



Other, 18%
Commercial Paper, 10%
Bonds, 16%
RCF, 21%
Long Term Debt Facility, 36%

**Debt Maturity Profile ($bn) – 30 September 2008**



Total gross debt of $38.6bn
Average maturity = 2.6 years
12.0
10.0
8.0
6.0
4.0
2.0
0.0
2008
2009
2010
2011
2012
2013
Thereafter

**Debt Maturity breakdown 30 June 2011**



Other, 16%
RCF, 5%
Convertible, 8%
Commercial paper, 6%
Bonds, 64%

**Debt Maturity Profile ($bn) – 30 June 2011**



Total gross debt of $28.2bn
Average maturity = 5.0 years
12.0
10.0
8.0
6.0
4.0
2.0
0.0
2011
2012
2013
2014
2015
2016
Thereafter

**Debt maturity profile extended with no significant maturities before 2013**

RCF refers to revolving credit facility

# Liquidity is significant and diversified

ArcelorMittal

- We have $12.3bn of liquidity at end 2Q 2011

Liquidity position @ 30 June, 2011 (US$bn)


12.3
Unused credit line
9.1
Cash & Equivalent
3.2
3.1
1.8
Commercial paper
1.3
Short term & Others
Liquidity at 30/6/11
Debt due in 2011

- We have no significant counterparty risk on our liquidity lines of $10.6bn
- Exposure is widely spread amongst 28 different banks with average exposure of ~$350mm

Liquidity lines:

- $4bn syndicated credit facility matures 06/05/13
- $6bn syndicated credit facility matures 18/03/16
- $0.6bn bilateral facility matures 30/06/13

**We have no concentration of exposure in our liquidity lines**

# Balance sheet highlights

ArcelorMittal

- We expect net debt to be at or below $22.5bn by mid-2012 in various economic scenarios
- Maturity profile is manageable with no significant debt repayments due until 2013
- Our liquidity position is healthy and well diversified both by institution, geography and term

Investment grade rating continues to be our strategic priority

# Sustainable return drivers

ArcelorMittal



Upgraded railway line linking mine with port at Liberia

# Asset Optimisation Plan

ArcelorMittal

- Target: Add $1bn to sustainable EBITDA by end 2012
- Through optimising our production footprint
  - To meet trend demand: Maximise production (100% utilisation) at our lowest-cost facilities in a stable way
  - This will increase productivity at these core facilities
  - Focus on customers and target no loss of market share
- Example: "Core FCE"
  - ~30% of FCE is the leading "automotive" sheet contract business with a sustainable, solid margin
  - FCE's Core assets are large scale, technologically competitive facilities; Over the past 4 years we have invested >$2bn to:
    - Re-line 7 (out of 25) blast furnaces
    - Rebuilt 5 new continuous casters
    - Add 1 new hot-strip mill

**Asset Optimisation strategy based on "Core" assets will target $1bn EBITDA improvements**

# Prioritise funding of Core capex

ArcelorMittal

- ArcelorMittal Mines Canada (AMMC): additional 9Mt* of iron ore capacity due 1H'13 with cash operating costs of <$40/t; capex $1.3bn (of which ~15% spent end-11)

Less than 1.5Yr EBITDA pay-back at current prices

- Liberia: phase 2 advanced study; 11Mt of iron ore capacity due 2015 with cash operating costs of <$30/t; capex ~$1.5bn

Less than 1.5Yr EBITDA pay-back at current prices

**Priority capex projects offer rapid EBITDA payback**

* 9Mt includes 0.8Mt from Spiral replacement project

# Conclusions



# Implementing savings, executing growth

ArcelorMittal

- We **reconfirm our guidance** for Q3'11 (EBITDA of $2.4-2.8bn) and reiterate that 2H'11 is expected to deliver higher EBITDA than 2H'10
- Continued **improvement** through management gains and the new $1bn Asset Optimisation Plan
- We expect **net debt to return to our target level** of <$22.5bn by the middle of 2012 even in a crisis-type economic scenario
- ArcelorMittal has **significant and diversified liquidity** with a strong debt maturity profile
- Funding of **core growth capex plans will be maintained**

# Contacts

ArcelorMittal

**Daniel Fairclough – Global Head Investor Relations**
daniel.fairclough@arcelormittal.com
+44 207 543 1105

**Hetal Patel – UK/European Investor Relations**
hetal.patel@arcelormittal.com
+44 207 543 1128

**Maureen Baker – Fixed Income/Debt Investor Relations**
maureen.baker@arcelormittal.com
+33 1 71 92 10 26

**Steve John – SRI Relations**
steve.john@arcelormittal.com
+44 203 214 2854

**Thomas A McCue – US Investor Relations**
thomas.mccue@arcelormittal.com
+312-899-3927

**Lisa Fortuna – US Investor Relations**
lisa.fortuna@arcelormittal.com
+312-899-3985